UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         HIGH SPEED NET SOLUTIONS, INC.
                         ------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                   429793-10-2
                                   -----------
                                 (CUSIP Number)

                              Gerald F. Roach, Esq.
          Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
                         2500 First Union Capitol Center
                          150 Fayetteville Street Mall
                          Raleigh, North Carolina 27601
                                 (919) 821-1220
                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                 August 14, 2000
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 429793-10-2                                               Page 2 of 9

--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

                  Summus, Ltd., Inc.
                  I.R.S. Employer Identification No.:  57-0942645
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                  (a)     [ ]
                  (b)     [X]
--------------------------------------------------------------------------------
3) SEC USE ONLY
--------------------------------------------------------------------------------
4) SOURCE OF FUNDS (See Instructions)
                                                                              OO
--------------------------------------------------------------------------------
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)

                                                                    [ ]
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

                            Delaware
--------------------------------------------------------------------------------
                           7)  SOLE VOTING POWER
NUMBER OF                                                     8,474,360
SHARES                     -----------------------------------------------------
BENEFICIALLY               8)  SHARED VOTING POWER
OWNED BY                                                      1,279,667(1)
EACH                       -----------------------------------------------------
REPORTING                  9)  SOLE DISPOSITIVE POWER
PERSON                                                        8,474,360
WITH:                      -----------------------------------------------------
                           10)  SHARED DISPOSITIVE POWER
                                                                     -0-
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              9,754,027(1)
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
                                                                       [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                                     44.8%(2)
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON (See Instructions)
                                                                        CO

------------
(1) Includes 1,279,667 shares of Common Stock, par value $.001 per share ("Common Stock") of High Speed Net Solutions, Inc. (the "Issuer"), over which Summus Ltd., Inc. ("Summus") believes it has the power to vote under voting agreements with and/or proxies from 14 persons. Such agreements and/or proxies are not in the possession or control of Summus at this time. Summus bases its belief on the beneficial ownership reported for Summus by the Issuer in its Registration Statement on Form S-1, File No. 333-41730, filed with the SEC on July 19, 2000.
(2) Calculated based on 21,755,274 shares of Common Stock of the Issuer outstanding on August 11, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended June 30, 2000, filed with the Securities and Exchange Commission on August 15, 2000.

CUSIP No. 429793-10-2                                               Page 3 of 9

--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

                  Dr. Bjorn Jawerth
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                  (a)    [ ]
                  (b)    [X]
--------------------------------------------------------------------------------
3) SEC USE ONLY
--------------------------------------------------------------------------------
4) SOURCE OF FUNDS (See Instructions)
                                                                              OO
--------------------------------------------------------------------------------
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                   [ ]
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

                                                             United States
--------------------------------------------------------------------------------
                           7)  SOLE VOTING POWER
NUMBER OF                                                          -0-
SHARES                     -----------------------------------------------------
BENEFICIALLY               8)  SHARED VOTING POWER
OWNED BY                                                    9,754,027(3)
EACH                       -----------------------------------------------------
REPORTING                  9)  SOLE DISPOSITIVE POWER
PERSON                                                             -0-
WITH:                      -----------------------------------------------------
                           10)  SHARED DISPOSITIVE POWER
                                                            9,754,027(3)
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            9,754,027(3)
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                       [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                                 44.8%(4)
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON (See Instructions)
                                                                   IN

------------
(3) Includes 8,474,360 shares of the Issuer's Common Stock held by Summus and 1,279,667 shares of the Issuer's Common Stock for which Summus believes it has voting power under voting agreements and/or proxies from 14 persons. Dr. Bjorn Jawerth ("Dr. Jawerth") owns approximately 54.0 percent of the outstanding shares of Summus on a non-diluted basis and is the President and Chairman of Summus' Board of Directors. Dr. Jawerth exercises shared voting and investment power with respect to those shares of the Issuer's Common Stock beneficially owned by Summus.
(4) Calculated based on 21,755,274 shares of Common Stock of the Issuer outstanding on August 11, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended June 30, 2000, filed with the Securities and Exchange Commission on August 15, 2000.

CUSIP No. 429793-10-2                                               Page 4 of 9

Item 1.    Security and Issuer

         This Schedule 13D relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at Two Hanover Square, Suite 2120, 434 Fayetteville Street Mall, Raleigh, North Carolina 27601.

Item 2.  Identity and Background

         (a) The names of the persons filing this report are Summus, Ltd., Inc. a Delaware corporation ("Summus") and Dr. Bjorn Jawerth ("Dr. Jawerth"), who is President and Chairman of the Board of Directors of Summus, as well as the holder of approximately 54 percent of Summus' capital stock.

         (b) Summus' principal offices are located at Two Hanover Square, Suite 600, 434 Fayetteville Street Mall, Raleigh, North Carolina 27601, which is also Dr. Jawerth's business address.

         (c) Summus is in the business of developing and marketing media compression software used to compress and decompress image, video and other data. Dr. Jawerth is President and Chairman of the Board of Directors of Summus.

         (d) During the last five years, neither Summus, Dr. Jawerth, nor any of Summus' other executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither Summus, Dr. Jawerth, nor any of Summus' other executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Summus is a Delaware corporation. Dr. Jawerth is a citizen of the United States.

         Please see Schedule I for additional information pertaining to Summus' executive officers and directors.

Item 3.  Source and Amount of Funds or Other Considerations

         On August 24, 1999, Summus acquired 9,542,360 shares of Common Stock of the Issuer from Mr. Bradford Richdale, who was a major shareholder of the Issuer, Mrs. Debbie Richdale and various entities affiliated with Mr. Richdale pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement"), in exchange for 132,888 shares of common stock of Summus. The Stock Purchase Agreement is filed as an exhibit to this Schedule 13D and is incorporated herein by reference. The foregoing summary of this stock purchase transaction is not intended to be complete and is qualified in its entirety by reference to such exhibit. Summus also acquired 1,500,000 shares of Common Stock of the Issuer in lieu of a $750,000 cash payment from the Issuer to fulfill obligations under a Marketing License Agreement, dated February 1999, between Summus and the Issuer.

         In addition, Summus believes it has acquired the voting rights associated with 1,279,667 shares of Common Stock of the Issuer pursuant to various voting agreements with and/or proxies from 14 persons. Summus acquired these proxies in connection with Summus' sale or other disposition of shares of Common Stock to certain purchasers in private placement transactions. Such agreements and/or proxies are not in the possession or control of Summus

CUSIP No. 429793-10-2                                               Page 5 of 9

at this time. Summus bases its belief on the beneficial ownership reported for Summus by the Issuer in its Registration Statement on Form S-1, File No. 333-41730, filed with the SEC on July 19, 2000.

Item 4.  Purpose of Transaction

         Summus acquired the (i) 9,542,360 shares of Common Stock pursuant to the Stock Purchase Agreement, (ii) 1,500,000 shares of Common Stock in satisfaction of payments due under the Marketing License Agreement and (iii) voting rights associated with 1,279,667 shares of Common Stock for investment purposes only. Summus previously disposed of 2,568,000 shares of Common Stock in private transactions. It is Summus' understanding that it does not own voting control of the Issuer. Neither Summus nor its officers exercise control over the Issuer, and the Issuer is managed and operated independently of Summus. In fact, the Issuer, its management and certain shareholders of the Issuer attempt to exercise control over Summus. Beginning on or about August 14, 2000 Summus began actively reviewing its investment in the Issuer and considering (i) further dispositions of Common Stock, (ii) taking actions to effect a change in the directors and officers of the Issuer, (iii) entering into a possible merger, stock purchase, asset purchase or other similar transaction with the Issuer that would result in a change in control of the Issuer, or (iv) bringing legal action against the Issuer and some of its officers, directors, employees and shareholders with respect to matters under review. In addition, (i) Summus, the Issuer and certain shareholders of the Issuer have engaged in preliminary discussions regarding a potential transaction that would result in a merger of Summus and the Issuer or in an acquisition of one party or its assets by the other, (ii) Summus and the Issuer have exchanged threats of litigation, (iii) Summus' Board of Directors has recently expanded from one to three members, adding two outside directors, and has appointed a Special Committee of independent directors (the "Special Committee") to evaluate and negotiate any potential merger, stock purchase, asset purchase or other similar transaction with the Issuer (a "Potential Transaction"), (iv) certain shareholders of the Issuer have made proposals to the Special Committee related to such a Potential Transaction, (v) negotiations between the Special Committee and the Issuer and certain of its shareholders are ongoing and may continue or cease at any time, and (vi) the Special Committee and the Issuer are considering financing alternatives in connection with a Potential Transaction, as well as transactions with third parties, either of which would effect a change of control of the Issuer shares owned by Summus.

         Summus and Dr. Jawerth acquired beneficial ownership of the shares of the Issuer's Common Stock for the purpose of investment. Except as set forth herein, Summus and Dr. Jawerth have no intention to influence or direct the Issuer's affairs, modify its corporate structure or interfere with the business decisions of its management. Except as may be set forth above, neither Summus, Dr. Jawerth, nor to the best of their knowledge, any executive officer or director of Summus, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer or a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or to ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any

CUSIP No. 429793-10-2                                               Page 6 of 9

action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         Based on information contained in the most recent publicly available filings of the Issuer with the Securities and Exchange Commission, Summus and Dr. Jawerth are deemed to beneficially own the number of shares and the percentage of outstanding shares of Issuer Common Stock listed on lines 11 and 13 of Pages 2 and 3 of this Schedule 13D, respectively. In addition, the number of shares as to which Summus and Dr. Jawerth have sole or shared voting power and sole or shared dispositive power, are listed on lines 7-10 of Pages 2 and 3 of this Schedule 13D, respectively. Summus has not disposed of any shares of Common Stock in the 60 days preceding the date of this report.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Summus believes it currently has the right to vote 1,279,667 shares of Common Stock under voting agreements with and/or proxies from 14 people. Such agreements and/or proxies are not in the possession or control of Summus at this time. Summus bases its belief on the beneficial ownership reported for Summus by the Issuer in its Registration Statement on Form S-1, File No. 333-41730, filed with the SEC on July 19, 2000.

         Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

CUSIP No. 429793-10-2                                               Page 7 of 9



Item 7.    Material to be Filed as Exhibits

Exhibit A   Stock Purchase Agreement, dated July 30,1999, between Summus,
            Ltd., Bradford Richdale, Debbie Richdale, Stoneleigh, Ltd., Ormond
            Trust and Williston Enterprises.

Exhibit B   Joint Filing Agreement, dated August 22, 2000, between Summus,
            Ltd. and Dr. Bjorn Jawerth.

CUSIP No. 429793-10-2                                               Page 8 of 9


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2000

                                      SUMMUS, LTD.

                                      By: /s/ Bjorn Jawerth
                                         -----------------------------------
                                      Name:  Dr. Bjorn Jawerth
                                      Title: President and Chairman of the
                                             Board of Directors

                                       /s/ Bjorn Jawerth
                                      --------------------------------------
                                      Dr. Bjorn Jawerth

CUSIP No. 429793-10-2                                               Page 9 of 9


                                   SCHEDULE I



                Directors and Executive Officers of Summus, Ltd.


         The name and principal occupation of each executive officer and director of Summus, Ltd. are set forth below. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with Summus, Ltd. The business address of each person is c/o Summus, Ltd., Two Hannover Square, Suite 600, 434 Fayetteville Street Mall, Raleigh, North Carolina 27601. Each of the persons listed in Schedule I is a citizen of the United States of America. Other than Dr. Jawerth, none of the executive officers or directors beneficially own any shares of Common Stock.

     Name                             Present Principal Occupation
     ----                             ----------------------------

Dr. Bjorn Jawerth             President and Chairman of the Board of Directors

W. Bradford Silvernail        Chief Executive Officer

Gary Ban                      Chief Operating Officer

Robert Dixson                 Chief Financial Officer

Leonard Mygatt                Executive Vice President and Secretary

Kenneth Marks                 Director

Stuart Diamond                Director

                                   EXHIBIT A

                            STOCK PURCHASE AGREEMENT

                                     BETWEEN

                                  SUMMUS, LTD.

                                       AND

              BRADFORD RICHDALE, DEBBIE RICHDALE, STONELEIGH, LTD.,

                     WILLISTON ENTERPRISES AND ORMOND TRUST

                                  July 30, 1999

                            STOCK PURCHASE AGREEMENT

         Agreement entered on as of _________________, 1999, by and between SUMMUS, LTD., a ___________________________ (the "Buyer") and BRADFORD RICHDALE, DEBBIE RICHDALE, STONELEIGH, LTD., ORMOND TRUST and WILLISTON ENTERPRISES (UBOT) (collectively the "Sellers"). The Buyer and the Sellers are referred to collectively herein as the "Parties."

         The Sellers in the aggregate own 10,344,720 of the outstanding capital stock (the "Target Shares") of High Speed Net Solutions, Inc., a Florida corporation (the "Target").

         This Agreement contemplates a transaction in which the Buyer will purchase from the Sellers, and the Sellers will transfer to the Buyer, 9,542,360 of the outstanding capital stock of Target in consideration for 132,888 shares of common stock of Summus Ltd., a Delaware corporation.

         Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows:

         1.       Purchase and Sale of Target Shares.

                  (1) Basic Transaction. On and subject to the terms and conditions of this Agreement, the Buyer agrees to acquire from each of the Sellers, and each of the Sellers agrees to transfer to the Buyer, all of his, her or its Target Shares for the consideration specified below in this ss.1.

                  (2) Purchase Price. The Buyer agrees to deliver to the Sellers at the Closing 132,888 shares of common stock of Summus, Ltd. (which amounts to 11.73% of the outstanding shares of Summus, Ltd., assuming completion of the merger of Summus, Ltd., and Summus Ltd., Inc. (the "Purchase Price").

                  (3) The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the office of Schell Bray Aycock Abel & Livingston P.L.L.C. in Greensboro, North Carolina, commencing at 9:00 a.m. local time on the second business day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as the Buyer and the Sellers may mutually determine (the "Closing Date").

                  (4) Deliveries at the Closing. At the Closing, (i) the Sellers will deliver to the Buyer the various certificates, instruments, and documents referred to in ss.6(a) below, (ii) the Buyer will deliver to the Sellers the various certificates, instruments, and documents referred to in ss.6(b) below,
(iii) each of the Sellers will deliver to the Buyer stock certificates representing all of its Target Shares, endorsed in blank or accompanied by duly executed assignment documents with signatures guaranteed, and (iv) the Buyer will deliver to each of the Sellers the consideration specified in ss.1(b) above.

         2.       Representations and Warranties Concerning the Transaction.

                  (1) Representations and Warranties of the Seller. Each of the Sellers represents and warrants to the Buyer that the statements contained in this ss.2(a) are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this ss.2(a)) with respect to himself or itself.

                           (1) Organization of Certain Sellers. If the Seller is
                  a corporation, the Seller is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation.

                           (2) Authorization of Transaction. The Seller has full
                  power and authority (including, if the Seller is a corporation, full corporate power and authority) to execute and deliver this Agreement and to perform his, her or its obligation hereunder. This Agreement constitutes the valid and legally binding obligations of the Seller, enforceable in accordance with its terms and conditions. The Seller need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

                           (3) Noncontravention. Neither the execution and the
                  delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Seller or Target is subject or, if the Seller is a corporation or trust, any provision of its charter, bylaws or instrument of trust.

                           (4) Brokers' Fees. The Seller has no liability or
                  obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Buyer could become liable or obligated.

                           (5) Investment. The Seller (A) understands that the
                  shares of Summus, Ltd. stock ("Summus Shares") have not been, and will not be, registered under the Securities Act, or under any state securities laws, and are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering, (B) is acquiring the Summus Shares solely for his or its own account for investment purposes, and not with a view to the distribution thereof, (C) is a sophisticated investor with knowledge and experience in business and financial matters, (D) has received certain information concerning the Buyer and has had the opportunity to obtain additional information as desired in order to evaluate the merits and the risks inherent in holding the Buyer Notes, (E) is able to bear the economic risk and lack of liquidity inherent in holding the Buyer Notes, and (F) is an Accredited Investor as such term is defined under the Securities Act of 1933, as amended.

                           (6) Target Shares. The Seller holds of record and
                  owns beneficially the number of Target Shares set forth next to his or its name in Exhibit 2(vi), free and clear of any restrictions on transfer (other than restrictions under the Securities Act of 1933, as amended (the "Securities Act") and state securities laws), taxes, security interests, options, warrants, purchase rights, contracts, commitments, equities, claims and demands. The Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any capital stock of Target.

                           (7) No Agreements. Except as expressly provided
                  herein, the Seller has no agreement, contract or other understanding (written or oral) with Target or is otherwise owed any funds by Target.

                           (8) Stock and Related Matters. The authorized capital
                  stock of Target consists solely of 50,000,000 shares of common stock, par value, of which 18,710,510 shares (the "Outstanding Shares") are issued and outstanding. The Outstanding Shares constitute the only issued and outstanding capital stock of Target. Except for the Outstanding Shares, no shares of any class of capital stock have even been issued by Target. All of the Outstanding Shares are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the Closing Date and after giving effect to the sale of the Target Shares to Buyer as contemplated hereby, 51% of the issued and outstanding shares of capital stock of Target will be owned by Buyer, free and clear of all restrictions on transfer, mortgages, claims, liens, pledges, security interests or other encumbrances.

                           (9) Options, Warrants, Rights. Target has no
                  outstanding securities convertible into or evidencing the right to purchase or subscribe for any shares of capital stock of Target. Target has no outstanding or authorized subscriptions, options, warrants, calls, rights, commitments or other agreements of any character obligating it to issue any shares of its capital stock or any securities convertible into or evidencing the right to purchase or subscribe for any shares of such stock. Other than this Agreement, neither Target nor any of the Sellers is a party to or bond by any agreement or undertaking with respect to the voting, sale or transfer of shares of capital stock of Target.

                           (10) Full Disclosure. All Exhibits, Schedules and
                  Closing documents and other paper delivered by or on behalf of Target and the Sellers at the Closing in connection with this Agreement and the transactions contemplated hereby are true, correct and complete. No representation or warranty of the Sellers contained in this Agreement contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements made, in the context in which made, not materially false or misleading.

                  (2) Representations and Warranties of the Buyer. The Buyer represents and warrants to the Sellers that the statements contained in this ss. 2(b) are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this ss. 2(b)).

                           (1) Organization of the Buyer. The Buyer is a
                  corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. Buyer has full corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.

                           (2) Authorization of Transaction. The Buyer has full
                  power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Buyer, unenforceable in accordance with its terms and conditions. The Buyer need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

                           (3) Noncontravention. Neither the execution and the
                  delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (A) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Buyer is subject or any provision of its charter or bylaws or (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Buyer is a party or by which it is bound or to which any of its assets is subject.

                           (4) Brokers' Fees. The Buyer has no liability or
                  obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which any Seller could become liable or obligated.

                           (5) Investment. The Buyer is not acquiring the Target
                  Shares with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act.

                           (6) Capitalization. The entire authorized capital
                  stock of the Buyer consists of 10,000,000 shares of common stock and 1,000,000 shares of preferred stock, of which 1,000,000 shares of common stock are issued and outstanding. All of the issued and outstanding shares have been duly authorized, are validly issued, fully paid, and nonassessable, and the Summus Shares, when issued in accordance with the terms hereof will be validly issued, fully paid and nonassessable, free and clear of any restrictions on transfer (other than restrictions imposed under the Securities Act and states securities laws), taxes, security interest, options, warrants, purchase rights, contracts, commitments, equities, claims and demands. As a result of the transactions contemplated hereby, such Summus Shares will not cause any Seller to be a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any capital stock of Summus. Except for 100,000 shares of common stock reserved for stock options, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Buyer to issue, sell, or otherwise cause to become outstanding any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Buyer.

                           (7) Samsung Non-Circumvention Agreement. The Buyer
                  acknowledges that it and Target are parties to that certain Samsung Non-Circumvention Agreement dated April 15, 1999 relating to a possible business relationship.

         3. Pre-Closing Covenants. The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

                  (1) General. Each of the Parties will use his, her or its reasonable best effort to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth herein).

                  (2) Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of his, her or its own representations and warranties in ss. 2 above. No disclosure by any Party pursuant to this ss. 3(b), however, shall be deemed to amend or supplement any exhibit or to prevent or cure any misrepresentation or breach of warranty.

                  (3) Exclusivity. None of the Sellers will solicit, initiate, or encourage the submission of any proposal or offer from any person relating to the acquisition of all or substantially all of the Target Shares.

         4. Covenants of Target. Sellers will use its best efforts to cause Target to permit representatives of the Buyer to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of Target to all premises, properties, personnel, books, records (including tax records), contracts, and documents of or pertaining to each of Target and its subsidiaries. The Buyer will treat and hold as such any confidential information it receives from any of the Sellers, Target, and its subsidiaries in the course of the reviews contemplated by this Agreement, will not use any of the confidential information except in connection with this Agreement, and, if this Agreement is terminated for any reason whatsoever, will return to Target, all tangible embodiments (and all copies) of the confidential information which are in its possession.

         5. Condition of Target as of the Closing Date. The Sellers will represent at the Closing that the following representations will be true and complete as of the Closing Date. If the representations are not true and are disclosed to Buyer not to be true on or before the Closing Date, Buyer's sole remedy will be termination of this agreement.

                  (1) Due Incorporation, Good Standing and Authority. Target is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Target has heretofore delivered to Buyer true, correct and complete copies of its Articles of Incorporation and Bylaws, and such Articles of Incorporation and Bylaws have not been amended and are in full force and effect as of the date hereof.

                  (2) Financial Statements. Buyer shall have received audited financial statements of Target as of and for the year ended December 31, 1999, which financial statements shall be true and correct and present fairly the financial condition of Target as of such date and the results of operations for the year indicated, reflect liabilities and reasonably anticipated losses, if any, of Target as determined by GAAP, and reflect a financial condition and results of operations of Target that are reasonably satisfactory to the Buyer.

                  (3) No Undisclosed Liabilities. Except as and to the extent
(i) reflected in the Financial Statements, or (ii) incurred since the most recent Balance Sheet contained in the Financial Statements in the ordinary course of business and consistent with past practice, Target has no liabilities or obligations of any kind or nature, whether secured or unsecured, whether absolute, accrued, contingent or otherwise, whether due or to become due, including without limitation any tax liabilities due or to become due, or whether incurred in respect of or measured by the assets of Target for any period.

                  (4) Tax Matters. The Buyer shall have received a list of all the states and localities with respect to which Target is required to file any corporate, income, and/or franchise tax returns, and, with respect to Target:

                           (1) all federal, state and local tax returns, reports
                  and statements (including without limitation all income tax, unemployment compensation, social security, payroll, sales and use, excise, privilege, ad valorem, franchise, license, school and any other tax imposed by the United States or any state or municipal or political subdivision thereof) required to be filed by Target, prior to the Closing Date (the "Tax Returns") shall have been filed on a timely basis with the appropriate governmental agencies in all jurisdictions in which such returns, reports and statements are required to be filed, and all such returns, reports and statements reflect accurately the tax liabilities of Target for the periods, properties or events covered thereby;

                           (2) all federal, state and local taxes, assessments,
                  interest, penalties, deficiencies, fees and other governmental charges or impositions for periods ending on or prior to the Closing Date, including those enumerated above in respect of the Tax Returns, which are called for by the Tax Returns or claimed to be due and payable by any taxing authority from Target or upon or measured by properties, assets or income of Target (the "Taxes"), shall have been paid;

                           (3) neither Target nor the Sellers shall have
                  received any notice of any assessments or proposed assessment from the IRS or any other taxing authority in connection with any Tax Returns, and there are no pending tax examinations of or tax claims being asserted against Target, or any of its assets or properties;

                           (4) there is no examination by the IRS or any other
                  taxing authority of Target presently pending or threatened as of the Closing Date;

                           (5) all payroll, sales and any other Taxes that
                  Target is required by law to withhold or collect shall have been withheld or collected and shall have been paid over to the proper governmental authorities or are properly held by Target for such payment; and

                           (6) no waivers of statutes or limitations with
                  respect to any Tax Returns of Target, nor extensions of time for the filing of any Tax Returns or assessments of any Tax, have been requested or given.

                  (5) Actions and Proceedings.

                           (1) As of the Closing Date, there will be no
                  outstanding orders, judgments, injunctions, awards or decrees of any court, arbitrator or governmental or regulatory body against Target. As of the Closing Date, there will be no actions, suits, investigations, claims or proceedings, including arbitration proceedings, whether or not the defense thereof or liabilities in respect thereof are covered by insurance, pending or, to the best of the Sellers' knowledge, threatened against or involving Target, or any of its properties or assets, and there will be no reasonable basis for any such action or proceeding.

                           (2) As of the Closing Date, there will be no actions,
                  suits, investigations, claims, or proceedings, including arbitration proceedings, whether or not the defense thereof or liabilities in respect thereof are covered by insurance, pending or threatened against or involving the Sellers that could have an adverse effect on the Target Shares, Target and/or its business operations or the ability, capacity, or authority of the Sellers to enter into this Agreement or to perform the obligations hereunder.

                  (6) Contracts and Other Agreements. The Seller will furnish to Buyer prior to Closing a correct and complete list and brief description as of the Closing Date of the following:

                           (1) All leases of, and other agreements setting forth
                  rights to, real or personal property to which Target is a party;

                           (2) All employment and consulting agreements to which
                  Target is a party;

                           (3) All loan, factoring and credit agreements and
                  other contracts and agreements of Target relating to indebtedness of Target for borrowed money or credit arrangements or to guarantees by Target of the obligations of any other Person;

                           (4) All contracts, purchase orders or supply
                  agreements for goods, materials or services in dollar value exceeding $5,000;

                           (5) All contracts or other agreements containing
                  covenants or agreements of Target not to compete in any line of business or with any Person in any geographical area or covenants or agreements of any other Person not to compete with Target in any line of business or in any geographical area;

                           (6) The amounts and terms of all loans or advances to
                  directors, officers and employees of Target; and

                           (7) All contracts, agreements, mortgages, deeds of
                  trust, indentures, arrangements, commitments, instruments, understandings or obligations, oral and written, the individual dollar amount of which exceeds $2,000, to which Target is a party or to which any of its properties or assets are subject.

         The Sellers shall have provided to Buyer true and complete copies of all such contracts and other agreements. All of such contracts and other agreements shall be valid and binding upon Target and the other parties thereto, and neither Target, nor any other party, shall be in default thereunder. The list to be furnished pursuant to this ss. 5(e) will also include all contracts and other agreements currently in negotiation or proposed by Target that, if in effect, would be required to be listed by this ss. 5(e). The Seller shall have provided to Buyer true and correct drafts or summaries of all such contracts and other agreements in negotiation or proposed and true and complete copies of all documents in the custody or control of Target relating thereto. Except as set forth on the list, none of the rights of Target under any of the contracts and agreements set forth on the list will be adversely affected by consummation of the transactions provided for in this Agreement.

                  (7) Compliance with Laws. Target will be in compliance with all applicable federal, state, local and foreign laws, ordinances, regulations, orders, judgments and decrees, and Target will not have received notice that violation of any such law, ordinance, regulation, order judgment or decree is being alleged.

                  (8) Employment Benefit Plans. Target shall maintain no benefit plans for its employees.

         6. Conditions to Obligation to Close.

                  (1) Conditions to Obligation of the Buyer. The obligation of the Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

                           (1) the representations and warranties set forth
                  in ss.2(a) and ss.2(b) above shall be true and correct in all material respects at and as of the Closing Date;

                           (2) the Sellers shall have performed and complied
                  with all of their covenants hereunder in all material respects through the Closing;

                           (3) there shall not be any injunction, judgment,
                  order, decree, ruling, or charge in effect preventing consummation of any of the transactions contemplated by this Agreement;

                           (4) the Sellers or a duly authorized representative
                  thereof shall have delivered to the Buyer a certificate to the effect that each of the conditions specified above in ss. 6(a)(i)-(iii) is satisfied in all respects;

                           (5) the Sellers shall have released Target from any
                  and all claims they may have against Target;

                           (6) Target shall have appointed Andrew Fox as
                  Executive Vice President;

                           (7) The conditions of Target as of the Closing Date
                  shall be as set forth in ss.5.

                           (8) all actions to be taken by the Sellers in
                  connection with the consummation of the transactions contemplated hereby and all certificates, instruments and other document required to effect the transactions contemplated hereby will be reasonably satisfactory in form of substance to the Buyer.

The Buyer may waive any condition specified in this ss. 6(a) if it executes a writing so stating at or prior to the Closing.

                  (2) Conditions to Obligation of the Sellers. The obligation of the Sellers to consummate the transactions to be performed by them in connection with the Closing is subject to satisfaction of the following conditions:

                           (1) the representations and warranties set forth
                  in ss.2 (b) above shall be true and correct in all material respects at and as of the Closing Date;

                           (2) the Buyer shall have performed and complied with
                  all of its covenants hereunder in all material respects through the Closing;

                           (3) there shall not be any injunction, judgment,
                  order, decree, ruling, or charge in effect preventing consummation of any of the transactions contemplated by this Agreement;

                           (4) the Buyer shall have delivered to the Sellers a
                  certificate to the effect that each of the conditions specified above in ss. 6(b)(i)-(iii) is satisfied in all respects;

                           (5) Target shall have appointed Andrew Fox as
                  Executive Vice President; and

                           (6) all actions to be taken by the Buyer in
                  connection with consummation of the transactions contemplated hereby and all certificates, instruments, and other documents required to effect the transactions contemplated hereby will be [reasonably] satisfactory in form and substance to the Requisite Sellers.

The Sellers may waive any condition specified in this ss. 6(b) if they execute a writing so stating at or prior to the Closing.

         7. Remedies for Breaches of This Agreement.

                  (1) Survival of Representations and Warranties. All of the representations and warranties, covenants and agreements of the Parties herein shall survive the Closing and continue in full force and effect forever thereafter (subject to any applicable statutes of limitations).

         8. Termination.

                  (1) Termination of Agreement. Certain of the Parties may terminate this Agreement as provided below:

                           (1) the Buyer and the Sellers may terminate this
                  Agreement by mutual written consent at any time prior to the Closing;

                           (2) the Buyer may terminate this Agreement by giving
                  written notice to the Sellers at any time prior to the Closing
                  (A) in the event any of the Sellers has breached any representation, warranty, or covenant contained in this Agreement in any material respect, the Buyer has notified the Requisite Sellers of the breach, and the breach has continued without cure for a period of ten days after the notice of breach, (B) the condition contained in ss. 6(a)(xi) shall not have been met, or (C) if the Closing shall not have occurred on or before August 31, 1999, by reason of the failure of any condition precedent under ss. 6(a) hereof (unless the failure results primarily from the Buyer itself breaching any representation, warranty, or covenant contained in this Agreement); and

                           (3) the Sellers may terminate this Agreement by
                  giving written notice to the Buyer at any time prior to the Closing (A) in the event the Buyer has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, any of the Sellers has notified the Buyer of the breach, and the breach has continued without cure for a period of ten days after the notice of breach or (B) if the Closing shall not have occurred on or before August 31, 1999, by reason of the failure of any condition precedent under ss. 6(b) hereof (unless the failure results primarily from any of the Sellers themselves breaching any representation, warranty, or covenant contained in this Agreement).

                  (2) Effect of Termination. If any Party terminates this Agreement pursuant to ss. 6(a) above, all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party (except for any liability of any Party then in breach).

         9. Miscellaneous.

                  (1) Nature of Certain Obligations. The covenants of each of the Sellers in ss. 1(a) above concerning the sale of his or its Target Shares to the Buyer and the representations and warranties of each of the Sellers in ss. 2(a) above concerning the transaction are several obligations.

                  (2) Press Releases and Public Announcements. No Party nor Target shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the Buyer and the Sellers and Target; provided, however, that any Party or Target may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its [reasonable] best efforts to advise the other Parties prior to making the disclosure).

                  (3) No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

                  (4) Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they have related in any way to the subject matter hereof.

                  (5) Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of his or its rights, interests, or obligations hereunder without the prior written approval of the Buyer and the Sellers.

                  (6) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

                  (7) Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

                  (8) Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

         If to the Sellers:
                  c/o Bradford Richdale
                  36 Caribbean Way
                  Pence Inlet, FL

                  Copy to:
                  Europlan Trust Company
                  35 The Parade, Listerhouse
                  Jersey

         If to the Buyer:
                  Summus Ltd.
                  2000 Center Point Road, #2200
                  Columbia, South Carolina 29210
                  Attention:  Alan Kleinmaier

                  Copy to:
                  Schell Bray Aycock Abel & Livingston P.L.L.C.
                  230 North Elm Street, Suite 1500
                  P.O. Box 21947 (27420)
                  Greensboro, North Carolina 27401
                  Attention:  Doris R. Bray

Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service; telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

                  (9) Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Florida without giving effect to any choice or conflict of law provision or rule.

                  (10) Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Buyer and the Requisite Sellers. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

                  (11) Severability. Any term or provision of this Agreement that is invalid, or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

                  (12) Expenses. Each Party will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

                  (13) Construction. [The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.] Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation.

                  (14) Incorporation of Exhibits, Annexes, and Schedules. The Exhibits, Annexes, and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

                                   * * * * * *

         IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

STONELEIGH, LTD.                        SUMMUS, LTD.

By: /s/                                 By:  /s/ Bjorn Jawerth
    --------------------------------       -------------------------------------

Title: Director                         Title: President
       -----------------------------          ----------------------------------

ORMOND TRUST

By: /s/                                 /s/ Brad Richdale
    --------------------------------       -------------------------------------
                                           BRAD RICHDALE, Individually

Title: Trustee                          /s/ Deborah Richdale
       -----------------------------       -------------------------------------
                                           DEBORAH RICHDALE, Individually

WILLISTON ENTERPRISES (UBOT)

By: /s/ Deborah Richdale
    --------------------------------

Title:
      ------------------------------

                                Bradford Richdale
                                36 Caribbean Way
                              Pence Inlet, Florida

                                 August 25, 1999



Summus, Ltd.
2000 Center Point Drive #2200
Columbia, SC 29210
Attention:  Alan Kleinmaier

Gentlemen:

         Reference is made to Stock Purchase Agreement between Summus, Ltd. and Bradford Richdale, Debbie Richdale, Stoneleigh, Ltd., Williston Enterprises and Ormond Trust dated July 30, 1999 (the "Agreement").

         Pursuant to the Agreement, the Sellers (as defined therein), including the undersigned, are obligated to transfer to Summus, Ltd. an aggregate of 9,542,360 shares of outstanding capital stock of High Speed Net Solutions, Inc., a Florida corporation ("HSNS"). Simultaneously, the undersigned is acquiring from Summus, Ltd. 750,000 shares of common stock of HSNS for a purchase price of $1,012,500.00.

         You are hereby instructed to retain the 750,000 shares of HSNS being purchased by me and to apply it to the 9,542,360 shares deliverable by me and others under the Agreement, such that the remaining shares to be delivered under the Agreement are 8,792,360 shares.

         If you concur in this letter, please sign a copy of the letter and return it to me.


                                                 /s/ Bradford Richdale
                                                 -------------------------------
                                                 Bradford Richdale


Read and agreed to this 25th day of
August, 1999

SUMMUS, LTD.

By: /s/ Alan Kleinmaier
   -------------------------------
         Vice President

                                   EXHIBIT B

                             JOINT FILING AGREEMENT

            Each of the undersigned hereby agrees and consents that the Schedule 13D filed herewith (the "Schedule 13D") by Summus, Ltd. ("Summus") is filed on behalf of each of them pursuant to the authorization of the undersigned to Summus to make such filing and that such Schedule 13D is filed jointly on behalf of each of them, pursuant to Sections 13(d) and 13(g) of the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Each of the undersigned hereby agrees that such Schedule 13D is, and any further amendments to the Schedule 13D will be, filed on behalf of each of the undersigned. Each of the persons is not responsible for the completeness or accuracy of the information concerning the other persons making this filing unless such person knows or has reason to believe that such information is inaccurate. This agreement may be signed in counterparts. This agreement is effective this 22nd day of August, 2000.


                                            SUMMUS, LTD.

                                            By: /s/ Bjorn Jawerth
                                               ----------------------------
                                            Name:  Bjorn Jawerth
                                                 --------------------------
                                            Title: President
                                                  -------------------------


                                             /s/ Bjorn Jawerth
                                            -------------------------------
                                            DR. BJORN JAWERTH